UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 37)

          First Union Real Estate Equity and Mortgage Investments
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                              (Name of Issuer)

               Shares of Beneficial Interest, $1.00 par value
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                       (Title of Class of Securities)

                                 337400105
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                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8140
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          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                             December 12, 2000
        ------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 337400105                           Page 2 of 9 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,873,158

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,873,158

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,873,158

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.00%

14  TYPE OF REPORTING PERSON*

          PN


                             *SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 3 of 9 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,431,664

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,431,664

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,431,664

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.92%

14  TYPE OF REPORTING PERSON*

          OO;IA


                             *SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 4 of 9 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                58,448

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              58,448

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          58,448

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.14%

14  TYPE OF REPORTING PERSON*

          PN


                             *SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 5 of 9 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham Holdings II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               477,963

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             477,963

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         477,963

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.16%

14  TYPE OF REPORTING PERSON*

          PN

                            * SEE INSTRUCTIONS

          This Amendment No. 37 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share, of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust, previously filed by Gotham Partners, L.P. and Gotham Partners III, L.P., New York limited partnerships, and Gotham Holdings II, L.L.C. and Gotham International Advisors, L.L.C., Delaware limited liability companies. This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended to add the following information:

     On December 12, 2000, Gotham sold 980,000 Shares and Gotham III sold 20,000 Shares to Gotham International at a price of $2.375 per share in a private transaction (the "December Transaction") through a broker. All of the funds required by Gotham International for the December Transaction were obtained from the general funds of Gotham International.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) is hereby amended and supplemented as follows:

     (a) Gotham owns 2,873,158 Shares, representing an aggregate of approximately 7.00% of the issued and outstanding Shares of the Issuer. Gotham III owns 58,448 Shares, representing an aggregate of approximately 0.14% of the outstanding Shares of the Issuer. Gotham International owns 2,431,664 Shares, representing an aggregate of approximately 5.92% of the outstanding Shares of the Issuer. Holdings II owns 477,963 Shares, representing an aggregate of approximately 1.16% of the outstanding Shares of the Issuer. The combined interest of Gotham, Gotham III, Gotham International and Holdings II is 5,841,233 Shares, which aggregate amount remains unchanged from the aggregate amount reported in Amendment No. 36 to the Schedule 13D, representing an aggregate of approximately 14.23% of the outstanding Shares of the Issuer. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

         Item 5(c) is hereby amended and supplemented as follows:

     (c) See the description of the December Transaction under Item 3 above, which is incorporated herein by this reference.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 18, 2001


                                  GOTHAM PARTNERS, L.P.


                                 By:  Section H Partners, L.P.,
                                      its general partner

                                 By:  Karenina Corporation,
                                      a general partner of Section H
                                      Partners, L.P.



                                 By: /s/ William A. Ackman
                                 -------------------------
                                 William A. Ackman
                                 President

                                 GOTHAM PARTNERS III, L.P.


                                 By:  Section H Partners, L.P.,
                                      its general partner

                                 By:  Karenina Corporation,
                                      a general partner of Section H
                                      Partners, L.P.



                                 By: /s/ William A. Ackman
                                 -------------------------
                                 William A. Ackman
                                 President


                                 GOTHAM INTERNATIONAL
                                 ADVISORS, L.L.C.


                                 By: /s/ William A. Ackman
                                 -------------------------
                                 William A. Ackman
                                 Senior Managing Member

                                 GOTHAM HOLDINGS II, L.L.C.


                                 By:   Gotham Holdings Management LLC,
                                       the Manager


                                 By: /s/ William A. Ackman
                                 -------------------------
                                 William A. Ackman
                                 Senior Managing Member